Exhibit 4

Itemized list of estimated expenses incurred or borne by or for the account of the Republic in connection with the sales of the 3.625% Notes due 2007

     The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by the Registrant.

Registrant Fee	0
Fiscal and Paying Agent fees and expenses	0
Listing fees	5,855
Printing expenses	80,000
Total	US$85,855